UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  FORM 10-SB/A

                    AMENDED GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                                Twin Lakes, Inc.
                 (Name of Small Business Issuer in its Charter)

                   Nevada                                      88-0462760
------------------------------------------------            ----------------
(State or other jurisdiction of incorporation or            (I.R.S. Employer
         organization)                                    Identification Number)


P.O. Box 530850
Henderson, Nevada                                                89053
-----------------------------------------                    -----------
 (Address of Principal Executive Offices)                     (Zip Code)

Issuer's telephone number   (702) 614-5333
                            --------------

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class           Name of each exchange on which registered


------------------------------        ------------------------------------------

------------------------------        ------------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                                (Title of Class)

                Class A Redeemable Common Stock Purchase Warrants
--------------------------------------------------------------------------------
                                (Title of Class)

                Class B Redeemable Common Stock Purchase Warrants
--------------------------------------------------------------------------------
                                (Title of Class)

                                     Part I.

Item 1.  Description of the Business.

         We are a "blank check" company formed on January 28, 2000, to effect a business combination with a target business which we believe has significant growth potential. To date, our efforts have been limited to organizational activities and a public offering of our securities, which was later withdrawn. We filed a Registration Statement on Form SB-2 on September 14, 2000, which was amended on December 28, 2000 (SEC File No. 333-45776). Subsequently, we withdrew this Registration Statement on January 4, 2002, because of our inability, as a blank check company, to offer our securities in most states. We have no plans, arrangements or understandings with any prospective business combination candidates and have not targeted any business for investigation and evaluation. We cannot assure you that we will find a suitable business with which to combine. The implementation of our business objectives is wholly contingent upon a business combination and/or the successful sale of securities in the company. We intend to utilize the proceeds of any offering, any sales of equity securities or debt securities, bank and other borrowings or a combination of those sources to effect a business combination with a target business which we believe has significant growth potential. While we may, under certain circumstances, seek to effect business combinations with more than one target business, unless and until our warrants are exercised or additional financing is obtained, we will not have sufficient proceeds remaining after an initial business combination to undertake additional business combinations.

         A common reason for a target company to enter into a merger with a blank check company is the desire to establish a public trading market for its shares. Such a company would hope to avoid the perceived adverse consequences of undertaking a public offering itself, such as the time delays and significant expenses incurred to comply with the various Federal and state securities law that regulate initial public offerings.

         As a result of our limited resources, unless and until the warrants are exercised or additional financing is obtained, we expect to have sufficient proceeds to effect only a single business combination. Accordingly, the prospects for our success will be entirely dependent upon the future performance of a single business. Unlike certain entities that have the resources to consummate several business combinations or entities operating in multiple industries or multiple segments of a single industry, we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. A target business may be dependent upon the development or market acceptance of a single or limited number of products, processes or services, in which case there will be an even higher risk that the target business will not prove to be commercially viable.

         We expect our present management to play no managerial role in the company following a business combination. Although we intend to scrutinize closely the management of a prospective target business in connection with our evaluation of a business combination with a target business, our assessment of management may be incorrect.

         In evaluating a prospective target business, we will consider several factors, including the following:

    o experience and skill of management and availability of additional personnel of the target business;

    o   costs associated with effecting the business combination;

    o   equity interest retained by our stockholders in the merged entity;

    o   growth potential of the target business;

    o   capital requirements of the target business;

    o   capital available to the target business;

    o   competitive position of the target business;

    o   stage of development of the target business;

    o degree of current or potential market acceptance of the target business, products or services;

    o proprietary features and degree of intellectual property or other protection of the target business;

    o   the financial statements of the target business; and

    o   the regulatory environment in which the target business operates.

         The foregoing criteria are not intended to be exhaustive and any evaluation relating to the merits of a particular target business will be based, to the extent relevant, on the above factors, as well as other considerations we deem relevant. In connection with our evaluation of a prospective target business, we anticipate that we will conduct a due diligence review which will encompass, among other things, meeting with incumbent management and inspection of facilities, as well as a review of financial, legal and other information.

         The time and costs required to select and evaluate a target business (including conducting a due diligence review) and to structure and consummate the business combination (including negotiating and documenting relevant agreements and preparing requisite documents for filing pursuant to applicable corporate and securities laws) cannot be determined at this time. Our chief executive officer intends to devote only a small portion of his time to our affairs, and, accordingly, the consummation of a business combination may require a longer time than if he devoted his full time to our affairs. However, he will devote such time as he deems reasonably necessary to carry out the business and affairs of the company. The amount of time devoted to our business and affairs may vary significantly depending upon, among other things, whether we have identified a target business or are engaged in active negotiation of a business combination.

         We anticipate that various prospective target businesses will be brought to our attention from various sources, including securities broker-dealers, investment bankers, venture capitalists, bankers and other members of the financial community, including, possibly, the executive officers and our affiliates.

         As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure a business combination so as to achieve the most favorable tax treatment to our company, the target business and our respective stockholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately assent to our tax treatment of a particular consummated business combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to our company, the target business, and our respective stockholders.

         We may acquire a company or business by purchasing, trading or selling the securities of such company or business. However, we do not intend to engage primarily in such activities. Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of the Investment Company Act and the regulations promulgated thereunder.

         Section 3(a) of the Investment Company Act excepts from the definition of an "investment company" an entity which does not engage primarily in the business of investing, reinvesting or trading in securities, or which does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceed 40% of the value of its total assets (excluding government securities, cash or cash items). We intend to implement our business plan in a manner which will result in the availability of this exception from the definition of an investment company. Consequently, our acquisition of a company or business through the purchase and sale of investment securities will be limited. Although we intend to act to avoid classification as an investment company, the provisions of the Investment Company Act are extremely complex and it is possible that we may be classified as an inadvertent investment company. We intend to vigorously resist classification as an investment company, and to take advantage of any exemptions or exceptions from application of the Investment Company Act, which allows an entity a one time option during any three-year period to claim an exemption as a "transient" investment company. The necessity of asserting any such resistance, or making any claim of exemption, could be time consuming and costly, or even prohibitive, given our limited resources.

         We will be subject to certain reporting requirements under the Exchange Act. If we are no longer required to file reports and other information with the Securities and Exchange Commission under the Exchange Act, we intend nonetheless to continue to file such reports. Pursuant to Sections 13 and 15(d) of the Exchange Act, if significant acquisitions take place, we must furnish information, including certified financial statements for the acquired company covering one, two or three years depending upon the relative size of the acquisition. Consequently, acquisition prospects that do not have or are unable to obtain certified financial statements will not be appropriate for acquisition so long as the reporting requirements of the Exchange Act apply to us.

         Various impediments to a business combination may arise, such as appraisal rights afforded the stockholders of a target business under the laws of its state of organization. This may prove to be deterrent to a particular combination.

         We will not effect a business combination with any entity in which our promoters, management or their affiliates or associates, directly or indirectly, have an ownership interest.

         We currently have no employees, other than our chief executive officer, Johnny R. Thomas, who serves without compensation. Our officers are only required to devote a small portion of their time (less than 10%) to our affairs on a part-time or as-needed basis. We expect to use outside consultants, advisors, attorneys and accountants as necessary, none of which will be hired on a retainer basis. We do not anticipate hiring any full-time employees so long as we are seeking and evaluating business opportunities.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

         We are currently in the development stage and in the process of raising capital. We have no operating business, and all our activities since inception have been related to our formation and proposed financing, which was later withdrawn. Our ability to commence operations is contingent upon obtaining adequate financial resources. As of September 30, 2002, we had not incurred any material costs or expenses other than those associated with formation of the company, and we had cash on hand of $1,218. On August 23, 2000, September 7, 2000, February 20, 2001 and August 31, 2002, we received $6,000, $3,000, $2,500 and $2,000, respectively, for operating expenses from Estancia LLC, an entity established by our President for estate planning purposes. These loans were originally repayable on December 31, 2002 and bear interest at a rate of 6% per annum. Dr. Thomas has agreed to extend the due date of each loan until October 31, 2004 unless we complete a business combination earlier. If we do complete a business combination, then we will seek to have the target business repay the loans. Although this is not a requirement for the completion of a business combination, it is a factor we would consider in evaluating potential combinations. Copies of the loans and the extension agreement have been filed as exhibits to this document. Over the next 12 months, we anticipate continuing to seek a business combination. We do not anticipate making any significant changes in the number of employees, so long as we are seeking and evaluating business opportunities. No cash compensation will be paid to any officer or director in their capacities as such until after the consummation of the first business combination. Although this is not a requirement for the completion of a business combination, it is a factor we would consider in evaluating potential combinations.

Item 3.  Description of Property.

         During 2002, we rented office space, telephone and secretarial services from Falcon Financial Group, LCC, at 1700 W. Horizon Ridge Parkway, Suite 202, Henderson, NV 89012. Our sublease was on an oral basis, and the landlord was a non-affiliated third party. Falcon is an entity controlled by Johnny R. Thomas, our chief executive officer. We are currently operating from Dr. Thomas' residence.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information regarding the number and percentage of common stock (being our only voting securities) beneficially owned by each officer and director, each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own 5% or more of our common stock, and all officers and directors as a group, as of the date of this Form 10-SB and as adjusted to give pro forma effect, to the exercise of Class A warrants.

                                                Amount and
                                                 Nature of                        Percentage of
                                                Beneficial                         Outstanding
Name                                           Ownership (1)                    Shares Owned (2)
----                                           -------------                    ----------------
Johnny R. Thomas (3)                          3,000,000(4)                           80%
1700 W. Horizon Ridge Parkway
Henderson, NV 89012

Snow Becker Krauss P.C. (5)                     866,666(6)                           27%
605 Third Avenue
New York, NY 10158

All Officers and                              3,866,666                            97.5%
Directors as a Group
(2 persons)

(1) Unless otherwise indicated, the company has been advised that all individuals listed have the sole power to vote and dispose of the number of shares set forth opposite their names. For purposes of computing the number and percentage of shares beneficially owned by a securityholder, any shares which such person has the right to acquire within 60 days are deemed to be outstanding, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other securityholder.

(2) Based on 3,000,000 shares issued and outstanding as of the date of this filing and up to 1,000,000 shares issuable upon exercise of Class A Warrants.

(3) Dr. Thomas is chief executive officer, president, treasurer and sole director of the company.

(4) Consists of 2,250,000 shares of common stock and 750,000 shares issuable upon exercise of Class A Warrants registered in the name of Estancia LLC, an entity established by Dr. Thomas for estate planning purposes.

(5) This partnership consists of members of Snow Becker Krauss P.C., counsel to the company. Elliot H. Lutzker, a member of Snow Becker Krauss P.C., is secretary of the company.

(6) Consists of 610,000 shares of Common Stock and 203,333 shares issuable upon exercise of Class A Warrants registered in the name of SBK Investment Partners and 40,000 shares of Common Stock and 13,333 shares issuable upon exercise of Class A Warrants registered in the name of Snow Becker Krauss P.C.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The following table provides information concerning each executive officer and director of the company. All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified.

                             Age           Title
                             ---           -----
Johnny R. Thomas             60            Chief Executive Officer,
                                           President, Treasurer and Director

         Johnny R. Thomas, Chief Executive Officer, President, Treasurer and sole director since our formation, has been a Managing Member of Falcon Financial Group LLC since January 14, 2000, and since March 1999 has been engaged in the business of venture capital. Falcon is engaged in the business of providing assistance or advice to private companies on capital formation and on becoming a publicly traded company and introductions to investment banking firms. Mr. Thomas is Chief Executive Officer, President, Treasurer and a director of Crest View, Inc., a public company seeking to develop a tourist destination business in Honduras. From April 1, 1994 until February 22, 1999, he served as Chairman of the Board and Chief Executive Officer of AgriBioTech ("ABT"), a director of ABT since September 30, 1993, and was also President of ABT from April 1, 1994 until December 31, 1997. On January 25, 2000, approximately 11 months after Mr. Thomas resigned from ABT, ABT and several of the subsidiaries filed a voluntary case with the United States Bankruptcy Court in the District of Nevada under Chapter 11 of the United States Bankruptcy Code and operated its business as a debtor in possession until its assets were sold. Dr. Thomas received his Ph.D. degree in genetics/plant breeding from Oregon State University in 1966.

Other Blank Check Offerings

         Our chief executive officer, Johnny R. Thomas, has not been involved in a prior blank check offering. However, AgriBioTech, Inc. described above, and Decision Link, Inc. (formerly known as FiberChem, Inc.), companies in which Dr. Thomas served an executive officer and director, were formed as blank check companies which merged with operating entities. He did not have any interest in either blank check company prior to such mergers.

Item 6.  Executive Compensation.

         Since our inception, we have paid no cash compensation to our officers or directors. No officer or director is required to make any specific amount or percentage of his business time available to us.

Item 7.  Certain Relationships and Transactions.

         On January 28, 2000, upon the formation of the company, Johnny R. Thomas, founder and Chief Executive Officer, purchased through Estancia LLC, an entity established by Dr. Thomas for estate planning purposes, 2,960,000 shares of common stock from the company for an aggregate of $2,960, or $.001 per share. Dr. Thomas tendered a recourse promissory note for his shares which was paid in June 2000 when we opened a bank account.

         We are renting office space, telephone and secretarial services from Falcon Financial Group LCC, at 1700 W. Horizon Ridge Parkway, Suite 202, Henderson, NV 89012. Our sublease is on an oral basis, and the landlord is a non-affiliated third party. Falcon is an entity controlled by our chief executive officer. We agreed to pay Falcon $50 per month which we will repay upon completion of a business combination, from the proceeds from the sale of our company to a target business.

         On August 23, 2000, September 7, 2000, February 20, 2001 and August 31, 2002, we received $6,000, $3,000, $2,500 and $2,000, respectively, from Estancia LLC for operating expenses. These loans are repayable on October 31, 2004, and bear interest at 6% per annum. If we do complete a business combination, then we will seek to have the target business repay the loans. Although this is not a requirement for the completion of a business combination, it is a factor we would consider in evaluating potential combinations. As of September 30, 2002, we had accrued $1,342 in interest charges, which were unpaid.

Item 8.  Description of Securities.

General

         We have authorized 40 million shares of common stock, par value $.001 per share and 8 million shares of preferred stock, par value $.001 per share. There are issued and outstanding, as of the date of this Form 10-SB, 3 million shares of common stock (held by four holders of record) and no shares of preferred stock. All shares of common stock currently outstanding are validly issued, fully paid and non-assessable. We have no plans, proposals, arrangements or understandings with respect to selling our securities prior to the location of a target business.

Common Stock

         Each share of common stock entitles its holder to one vote, either in person or by proxy, at meetings of stockholders. Stockholders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of common stock can elect all of our directors. Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the liquidation, dissolution or winding up of the company, whether voluntary or involuntary, each share of common stock will be entitled to share ratably in any assets available for distribution to holders of our equity securities after satisfaction of all liabilities.

         All shares of common stock are entitled to participate ratably in dividends when and as declared by our Board of Directors out of legally available funds. Dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception, and we presently anticipate that we will not declare dividends in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements and general business conditions and other pertinent facts.

Preferred Stock

         Our board of directors is authorized by our certificate of incorporation to issue up to 8 million shares of preferred stock, $.001 par value per share. No shares of preferred stock have been authorized or designated for future issuance by our board. In addition, we have no present plans to issue any such shares.

         The issuance of preferred stock by our board of directors could adversely affect the rights of holders of our common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers. The issuance of preferred stock could be used to discourage or prevent efforts to acquire control of our company through the acquisition of shares of our common stock, even if a change in control were in our stockholders' interest.

         We will not offer, sell or issue shares of any class of our preferred stock to any of our directors or executive officers, including Johnny R. Thomas, nor any affiliate of such person, except:

    o if the offer, sale or issuance is on the same terms as we offer such securities to all other existing stockholders or to new stockholders, or

    o if the offer, sale or issuance is approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to our or their independent counsel.

Class A Redeemable Warrants

         As of the date of this registration statement, the Company has authorized 1,000,000 Class A Warrants, all of which were issued and held by four persons. The Class A Warrants are exercisable for four years, from the effective date of this registration statement, at an exercise price of $3.00 per share. The Company has the right to redeem the Class A Warrants at a price of $.001 per Warrant on at least 30 days prior notice, at any time during the exercise period. Any holder who does not exercise his Warrants prior to their expiration or redemption, as the case may be, will forfeit his right to purchase the underlying shares of common stock. We reserve the right to have standby purchasers exercise any or all of the Warrants which are not exercised at the end of the 30-day notice period for a five day period thereafter.

         Set forth below is a brief summary of other significant information concerning the Class A Warrants. This summary is subject to the provisions of the actual Class A Warrant certificates, specimens of which have been filed as exhibits to this document, and reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

         The Class A Warrants are immediately detachable and exercisable. The holder of a Class A Warrant may exercise it during the exercise period by surrendering it, with the form of election to purchase on the reverse side of the Class A Warrant properly executed, together with the payment of the exercise price to the Warrant Agent. The Class A Warrants may be exercised in whole at any time or in part from time to time. A new Class A Warrant will be issued for the remaining number of shares purchasable under the unexercised portion of the Class A Warrant. No fractional shares will be issued upon the exercise of Class A Warrants.

Class B Redeemable Warrants

         Subject to adjustment as described below, each Class B Warrant will entitle the holder to purchase from the company, for cash, one share of common stock at a price of $5.00 per share for a period of five years from the date of this registration statement. The exercise price of the Class B Warrants may, at the company's option, upon 30 days prior written notice, be reduced from time to time for a period or periods, none of which shall be for less than 15 nor more than 90 days. The exercise period may also be extended at the Company's sole option.

         As of the date of this registration statement, we have authorized 1,000,000 Class B Warrants, none of which were issued and outstanding. We have the right to redeem the Class B Warrants at a price of $.001 per warrant on at least 30 days prior notice, at any time during the exercise period. Any holder who does not exercise his warrants prior to their expiration or redemption, as the case may be, will forfeit his right to purchase the underlying shares of common stock. We reserve the right to have standby purchasers exercise any or all of the warrants, which are not exercised at the end of the 30-day notice period for a five-day period thereafter.

         Set forth below is a brief summary of other significant information concerning the Class B Warrants. This summary is subject to the provisions of the actual Class B Warrant certificates, specimens of which have been filed as exhibits to this registration statement, and reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

         The Class B Warrants are immediately detachable and exercisable. The holder of a Class B Warrant may exercise it during the exercise period by surrendering it, with the form of election to purchase on the reverse side of the Class B Warrant properly executed, together with the payment of the exercise price to the warrant agent. The Class B Warrants may be exercised in whole at any time or in part from time to time. A new Class B Warrant will be issued for the remaining number of shares purchasable under the unexercised portion of the Class B Warrant. No fractional shares will be issued upon the exercise of Class B Warrants.

         The exercise price and the number of shares of common stock purchasable upon exercise of the Warrants are subject to anti-dilutive adjustment upon the occurrence of stock dividends, stock splits, combinations, reclassifications and other similar events. No such adjustments will be made upon the issuance of shares of common stock in connection with the Company's acquisition of a target business. No adjustment of the exercise price will be made until cumulative adjustments therein amount to $.05. No adjustments as to dividends will be made upon any exercise of Warrants.

         The Warrants do not confer upon the holders thereof voting or pre-emptive rights or any other rights (including the right to participate in the distribution of the Company's assets in the event of its liquidation or dissolution) as a stockholder of the Company.

         The Company must have a current 1933 Act registration statement on file with the Securities and Exchange Commission in order to register the registration of the common stock underlying the Class A and Class B Warrants. The registration statement is used to register one or more classes of each class of securities that meets the requirements of Section 12(g). There can be no assurance that such registration statement can or will be kept current, and if it is not kept current the Class A and Class B Warrants will not be exercisable and may be deprived of value. In addition, the common stock issuable upon the exercise of the Class A and Class B Warrants cannot be sold in various jurisdictions without the registration therein of the common stock in accordance with local law, or the availability of an exemption from such registration. The Company may find it impractical or impossible so to qualify the common stock in those jurisdictions where it does not initially qualify this offering. Class A and Class B Warrant holders who are residents of jurisdictions in which the Company does not qualify the common stock underlying the Class A and Class B Warrants for sale will have no choice but to sell their Class A and Class B Warrants or to let them expire.

                                    Part II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

         Our securities have not been publicly traded.

         Currently, there are issued and outstanding 3 million shares of common stock (held by four persons) and no shares of preferred stock. The Company has authorized 1,000,000 Class A Warrants, all of which are issued and held by four persons. For every Class A Warrant a holder is entitled to purchase one share of common stock in the company upon conversion and one redeemable Class B Common Stock Purchase Warrant. The Company has authorized 1,000,000 Class B Warrants, none of which are issued and outstanding. Each Class B Warrant will entitle the holder to purchase one share of common stock for a period of five years from the date of this registration statement. Because we currently operate as a blank check company, all 3 million shares of common stock issued and outstanding are currently restricted securities and can not be resold without registration under the Securities Act.

         All shares of common stock are entitled to participate ratably in dividends when and as declared by our Board of Directors out of legally available funds. Dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception, and we presently anticipate that we will not declare dividends in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements and general business conditions and other pertinent facts.

Item 2.  Legal Proceedings.

         We are not currently a party to any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants.

         Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

         (a) On January 28, 2000, upon the formation of the Company, Johnny R. Thomas, founder and Chief Executive Officer, purchased through Estancia LLC, an entity established by Dr. Thomas for estate planning purposes, 2,960,000 shares of common stock from the company for an aggregate of $2,960, or $.001 per share. Dr. Thomas tendered a recourse promissory note for his shares which was paid in June 2000 when we opened a bank account. On January 28, 2000, upon the formation of the company, Snow Becker Krauss P.C., counsel to the company, purchased 40,000 shares of common stock from the Company for an aggregate of $40, or $.001 per share. On October 11, 2002, Estancia LLC transferred 710,000 shares of common stock and 250,000 Class A Warrants to Snow Becker Krauss P.C. and/or its assignees in consideration of services rendered.

         (b) There were no underwriters involved in the above issuances.

         (c) The total offering price was $3,000 and there were no underwriting discounts or commissions.

         (d) The Company claimed exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, as both shareholders and their affiliates were involved in the formation of the company and/or are officers of the Company.

Item 5.  Indemnification of Directors and Officers.

         Our Articles of Incorporation allows us to the fullest extent permitted by Nevada law to indemnify any and all persons whom we shall have the power to indemnify under such law from and against any and all expenses, liabilities or other matters referred to or covered by Nevada law. This indemnification is addition to any such indemnification that may be provided to any such person in any agreement they may have with us.

         In addition, our by-laws provide that our Board of Directors may in its discretion impose, in general or particular cases or classes of cases, that (a) we shall indemnify any person made, or threatened to be made, a party to an action or proceeding, civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise which any of our directors or officers served in any capacity at our request, by reason of the fact that he, his testator or intestate, was a director or officer, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys, fees, actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, and that (b) we may pay, in advance of final disposition of any such action or proceeding, expenses incurred by such person in defending such action or proceeding.

         Our by-laws also provide that our Board of Directors may also in its discretion impose in general or particular cases or classes of cases, that (a) we shall indemnify any person made a party to an action by or in the right of the company to procure a judgment in its favor, by reason of the fact that he, his testator or intestate, is or was a director or officer, against the reasonable expenses, including attorneys, fees, actually and necessarily incurred by him in connection with the defense of such action, or in connection with an appeal therein, and that (b) we may pay, in advance of final disposition of any such action, expenses incurred by such person in defending such action or proceeding.

                                    Part F/S

         The financial statements follow Part III of this filing.

                                    Part III

Item 1.  Index to Exhibits.

         3.1      Articles of Incorporation of the registrant.

         3.2      By-Laws of the registrant.

         4.1      Specimen Common Share Certificate.

         4.2      Specimen of Class A Warrant Certificate.

         4.3      Specimen of Class B Warrant Certificate.

         10.1 Promissory Note by and between Twin Lakes, Inc. and Estancia LLC, dated August 23, 2000.

         10.2 Promissory Note by and between Twin Lakes, Inc. and Estancia LLC, dated September 7, 2000.

         10.3 Promissory Note by and between Twin Lakes, Inc. and Estancia LLC, dated February 20, 2001.

         10.4 Promissory Note by and between Twin Lakes, Inc. and Estancia LLC, dated August 31, 2002.

         10.5 Promissory Note Extension by and between Twin Lakes, Inc. and Estancia LLC dated December 31, 2002.*

         -----------------
         * Filed with this Amendment.

                                TWIN LAKES, INC.
                          (A Development Stage Company)





                                      INDEX

                                                                                                     Page(s)

Independent Auditors' Report                                                                            1.

Financial Statements:
   Balance Sheets as of September 30, 2002 (unaudited) and December 31, 2001                            2.

   Statements of Operations for the Unaudited Period from Inception January 28,
    2000 to September 30, 2002 (the development stage) the Nine Month Periods Ended
    September 30, 2002 and 2001 (unaudited), the Year Ended December 31, 2001
    and the Period from Inception (January 28, 2000) to December 31, 2000                               3.

   Statement of Shareholders' Equity for the Period from Inception January 28, 2000 to
    December 31, 2001 and the Unaudited Period from January 1, 2002 to September 30, 2002               4.

   Statements of Cash Flows for the Unaudited Period from Inception January 28,
    2000 to September 30, 2002 (the development stage) the Nine Month Periods
    Ended September 30, 2002 and 2001 (unaudited), the Year Ended December 31,
    2001 and the Period from Inception (January 28, 2000) to December 31, 2000                          5.

Notes to Financial Statements                                                                         6. - 7.

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
Twin Lakes, Inc.
Henderson, Nevada


We have audited the accompanying balance sheet of Twin Lakes, Inc. (a development stage company), as of December 31, 2001, and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 2001 and the period from inception (January 28, 2000) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Twin Lakes, Inc. (a development stage company) as of December 31, 2001, the results of its operations and cash flows for the year ended December 31, 2001 the period from inception (January 28, 2000) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                              --------------------------------
                                              LAZAR LEVINE & FELIX LLP

New York, New York
July 9, 2002

                                TWIN LAKES, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS




                                                                                       September 30, 2002    December 31, 2001
                                                                                       ------------------    -----------------
                                                          - ASSETS -

CURRENT ASSETS:
     Cash                                                                                   $    1,218           $    1,401
                                                                                            ----------           ----------


TOTAL ASSETS                                                                                $    1,218           $    1,401
                                                                                            ==========           ==========



                                           - LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT) -

CURRENT LIABILITIES:
     Accrued expenses                                                                       $   11,892           $      853
     Loans payable - officer (Note 3)                                                           13,500               11,500
                                                                                            ----------           ----------
TOTAL CURRENT LIABILITIES                                                                       25,392               12,353
                                                                                            ----------           ----------

COMMITMENTS AND CONTINGENCIES (Note 4)

SHAREHOLDERS' EQUITY (DEFICIT) (Note 4):
     Preferred stock, $.001 par value; 8,000,000 shares authorized,
       none issued                                                                                  -                    -
     Common stock, $.001 par value; 40,000,000 shares authorized,
       3,000,000 shares issued and outstanding                                                   3,000                3,000
     Deficit accumulated during the development stage                                          (27,174)             (13,952)
                                                                                            ----------           ----------
                                                                                               (24,174)             (10,952)
                                                                                            ----------           ----------

                                                                                            $    1,218           $    1,401
                                                                                            ==========           ==========

                             See accompanying notes.
                                                                         Page 2.

                                TWIN LAKES, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS




                                  Cumulative During the                                                             From Inception
                                    Development Stage                                                                (January 28,
                                   (January 28, 2000 to        Nine Month Periods Ended           Year Ended           2000) to
                                      September 30,                  September 30,               December 31,        December 31,
                                          2002)                  2002             2001               2001                2000
                                       (unaudited)           (unaudited)       (unaudited)
                                  ---------------------    -------------     --------------   -----------------    ---------------
REVENUES                               $          -        $          -      $           -    $              -     $             -
                                       -------------       -------------     --------------   -----------------    ---------------

COSTS AND EXPENSES:
     Professional fees                        16,750              10,000                 -                  750               6,000
     Filing fees                               7,209               2,608              1,948               1,948               2,653
     Other expenses                            1,872                 124                 30                  59               1,689
     Interest expense                          1,343                 490                496                 668                 185
                                       -------------       -------------     --------------   -----------------    ---------------
                                              27,174              13,222              2,474               3,425              10,527
                                       -------------       -------------     --------------   -----------------    ---------------

NET LOSS                               $     (27,174)      $     (13,222)    $       (2,474)  $          (3,425)   $        (10,527)
                                       ==============      ==============    ===============  ==================   =================

                             See accompanying notes.
                                                                         Page 3.

                                TWIN LAKES, INC.
                          (A Development Stage Company)
                   STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                                                                  Deficit
                                                                     Common Shares           Accumulated During
                                                            -------------------------------   the Development      Shareholders'
                                                                Number          Amount             Stage          Equity (Deficit)
                                                            --------------  ---------------  ----------------     ---------------

At inception, January 28, 2000                                           -    $           -      $          -        $          -

Issuance of common units (Note 4)                                3,000,000            3,000                 -               3,000

Net loss for period ended December 31, 2000                              -                -           (10,527)            (10,527)
                                                            --------------  ---------------  ----------------     ---------------

Balance at December 31, 2000                                     3,000,000            3,000           (10,527)             (7,527)

Net loss for year ended December 31, 2001                                -                -            (3,425)             (3,425)
                                                            --------------  ---------------  -----------------    ----------------

Balance at December 31, 2001                                     3,000,000            3,000           (13,952)            (10,952)

Net loss for the nine months ended September 30, 2002
   (unaudited)                                                           -                -           (13,222)            (13,222)
                                                            --------------  ---------------  -----------------    ----------------

Balance at September 30, 2002 (unaudited)                        3,000,000    $       3,000      $    (27,174)      $     (24,174)
                                                            ==============  ===============  =================    ================

                             See accompanying notes.
                                                                         Page 4.

                                TWIN LAKES, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS



                                                Cumulative During
                                                 the Development                                                     From Inception
                                                      Stage              Nine Month Periods Ended                     (January 28,
                                                (January 28, 2000             September 30,            Year Ended       2000) to
                                                 to September 30,    ------------------------------   December 31,    December 31,
                                                      2002)               2002            2001            2001            2000
                                               -------------------   -------------   -------------   -------------  ---------------
                                                   (unaudited)         (unaudited)     (unaudited)

INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS:

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                         $    (27,174)   $    (13,222)  $      (2,474)  $      (3,425) $       (10,527)
     Adjustment to reconcile net loss to net
       cash utilized by operating activities:
       Increase in accrued expenses                         11,892          11,039             496             668              185
                                               -------------------   -------------   -------------   -------------  ---------------
         Net cash utilized by operating
           activities                                      (15,282)         (2,183)         (1,978)         (2,757)         (10,342)
                                               --------------------  --------------  --------------  -------------- ---------------


CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from officers' loans                          13,500           2,000           2,500           2,500            9,000
     Sale of common units                                    3,000              -               -               -             3,000
                                               -------------------   -------------   -------------   -------------  ---------------

         Net cash provided by financial
           activities                                       16,500           2,000           2,500           2,500           12,000
                                               -------------------   -------------   -------------   -------------  ---------------

NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                               1,218            (183)            522            (257)           1,658

     Cash and cash equivalents at beginning
       of period                                                 -           1,401           1,658           1,658                -
                                               -------------------   -------------   -------------   -------------  ---------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD            $      1,218    $      1,218   $       2,180   $       1,401  $         1,658
                                               ===================   =============   =============   =============  ===============

                             See accompanying notes.
                                                                         Page 5.

                                 TWIN LAKES INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001
       (Information as of and for the Nine Months Ended September 30, 2002
                             and 2001 is unaudited)


NOTE 1 -      DESCRIPTION OF COMPANY:

              Twin Lakes, Inc., ("the Company"), was organized in the state of Nevada on January 28, 2000. The Company was formed to serve as a vehicle to raise capital to acquire a business and is currently considered a "blank check" company inasmuch as the Company is not generating revenues and does not own an operating business. The Company has no employees and no material assets. Administrative services are currently being provided by an entity controlled by an officer of the Company. The Company's efforts to date have been limited to organizational activities.

              The Company is considered as being in the development stage, since its inception, in accordance with Statement of Financial Accounting Standards No. 7, and its fiscal year end is December 31.


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

              The Company's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

         (a)  Use of Estimates:

              In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

         (b)  Statements of Cash Flows:

              For purposes of the statements of cash flows the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

         (c)  Interim Financial Data:

              The interim financial data is unaudited. However, in the opinion of management, the interim data includes all adjustments (consisting of normal recurring accruals or adjustments only) necessary to present fairly the results of the interim period. The results for the interim period are not necessarily indicative of the results to be obtained for the entire year.

         (d)  Reclassifications:

              Certain reclassifications have been made to the items reported in the statements of operations in order to maintain comparability for all periods presented.


                                                                         Page 6.

                                 TWIN LAKES INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001
       (Information as of and for the Nine Months Ended September 30, 2002
                             and 2001 is unaudited)


NOTE 3 -      LOANS PAYABLE - OFFICER:

              On August 23, 2000 and September 7, 2000, the Company received $6,000 and $3,000, respectively from an officer of the Company. In February 2001, the Company received an additional $2,500 in loans from this officer. In August 2002, an additional $2,000 in loans was received from this officer. These loans, which bear interest at 6% per annum, were originally repayable on December 31, 2002. The officer has agreed to extend the due date of each loan to a date 19 months from the effective date of this registration statement, unless a business combination is completed earlier. As of September 30, 2002, the Company had accrued $1,342 in interest charges, which was unpaid.


NOTE 4 -      SHAREHOLDERS' EQUITY:

              As of December 31, 2000, the Company had issued an aggregate of 3,000,000 units at a price of $.001 per unit, with each unit consisting of one (1) share of common stock and one-third (1/3) Class A Redeemable Common Stock Purchase Warrant, for cash proceeds of $3,000. The holder of 3 units is entitled to exercise one Class A Warrant to purchase one share of common stock and one Class B Redeemable Common Stock Purchase Warrant at a price of $3.00 per share. On class B Warrant entitles the holder to purchase one share of Common stock at a price of $5.00 per share.

              The Company has filed a registration statement on Form 10-SB with the Securities and Exchange Commission, to register its common stock and warrants under the Securities Exchange Act of 1934, as amended.


                                                                         Page 7.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    TWIN LAKES, INC.


Date: April 16, 2003                By: /s/ Johnny R. Thomas
                                    --------------------------------------
                                    Johnny R. Thomas, President and
                                    Treasurer




                                       15